Sentinel Funds
One National Life Drive
Montpelier, VT 05604

June 28, 2007

VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Sentinel Group Funds, Inc. (“Registrant”)
File Nos. 002-10685 and 811-00214
Post-Effective Amendment No. 115 on Form N-1A

Ladies and Gentlemen:

On behalf of the Registrant, I hereby request, pursuant to Rule 477 under the Securities Act of 1933, as amended, the withdrawal of the Registrant’s Post-Effective Amendment No. 115 to its Registration Statement on Form N-1A (“Amendment”) filed with the U.S. Securities and Exchange Commission on June 28, 2007, Edgar Accession No. 0001206774-07-001682. The Amendment was inadvertently filed under the incorrect Class codes. Instead of listing the existing Class codes, the Amendment should have indicated it was registering a new Class with no current code.

We will re-file Post-Effective Amendment No.115 under the correct codes shortly. Please call me at (802) 229-7410 if you have any questions.

Sincerely,

/s/ Kerry A. Jung
-----------------
Kerry A. Jung
Secretary